UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
(Amendment No. 4)

Solicitation/Recommendation Statement Under Section 14(d)(4)
 of the Securities Exchange Act of 1934

WEBMD HEALTH CORP.
(Name of Subject Company)

WEBMD HEALTH CORP.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
 (Title of Class of Securities)

94770V 10 2
 (CUSIP Number of Class of Securities)

Douglas W. Wamsley, Esq.
Executive Vice President, Co-General Counsel and Secretary
WebMD Health Corp.
395 Hudson Street
New York, New York 10014
(212) 624-3700
(Name, address and telephone number of person authorized
 to receive notices and communications on behalf of the persons filing statement)

Copies to:

Creighton O’M. Condon, Esq.
Scott Petepiece, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
 (212) 848-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by WebMD Health Corp. (the “Company”), a Delaware corporation, with the U.S. Securities and Exchange Commission (the “SEC”) on August 7, 2017 (together with any amendments and supplements thereto, including this Amendment No. 4, the “Schedule 14D-9”).  The Schedule 14D-9 relates to the tender offer by Diagnosis Merger Sub, Inc. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of MH Sub I, LLC, a Delaware limited liability company (“Parent”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”), at a purchase price of $66.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase, dated August 7, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed with the SEC on August 7, 2017 by Parent, Purchaser and KKR North America Fund XI L.P., a Cayman Islands limited partnership and an affiliate of an alternative investment vehicle that is the controlling stockholder of both Parent and Purchaser. Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 4. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.  This Amendment No. 4 is being filed to reflect certain updates as indicated below.

Item 8.	Additional Information

The information set forth in “Item 8. Additional Information—Regulatory Approvals—United States” is hereby amended and supplemented by replacing the fifth and sixth sentences with the following:

“The Company filed the Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on August 7, 2017 and, on August 21, 2017, Parent and the Company received notice that the FTC granted early termination of the applicable waiting period under the HSR Act.  Accordingly, the regulatory condition as it relates to the expiration or termination of the waiting period (and any extension thereof) under the HSR Act in respect of the Transactions has been satisfied.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 22, 2017	WEBMD HEALTH CORP.

	By:	/s/ Douglas W. Wamsley
	Name:	Douglas W. Wamsley
	Title:	Executive Vice President, Co-General Counsel and Secretary